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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)
                   Under the Securities Exchange Act of 1934

                             Doubletree Corporation
                       ---------------------------------
                                (Name of issuer)


                          Common Stock, $.01 Par Value
                       ---------------------------------
                         (Title of class of securities)

                                  258624 10 5
                                 (CUSIP number)

                         Red Lion, a California Limited
                         Partnership, and RLA-GP, Inc.
                            c/o Michael W. Michelson
                         Kohlberg Kravis Roberts & Co.
                         2800 Sand Hill Road, Suite 200
                          Menlo Park, California 94025
                                 (415) 233-6560
                       ---------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                            Tracy K. Edmonson, Esq.
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                        San Francisco, California 94111
                                 (415) 391-0600

                                September 1, 1997
                       ---------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                              Page 1 of 11 Pages
                          Exhibit Index is on Page 4





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                 This Amendment No. 2 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D dated November 18, 1996, as amended by Amendment No. 1 to Schedule 13D dated February 6, 1997 (as amended, the "Schedule 13D"), relating to shares of common stock, par value $0.01 per share (the "Doubletree Common Stock"), of Doubletree Corporation, a Delaware corporation ("Doubletree"). The principal executive offices of Doubletree are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008. This Amendment No. 2 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning set forth in the Schedule 13D.


Item 4.  Purpose of Transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Items 4 and 6 to Schedule 13D are hereby amended, in pertinent part, as follows:

                 On September 1, 1997, Red Lion entered into a Stockholder Support Agreement (the "1997 Stockholder Agreement") with GE Investment Management Incorporated, GE Investment Hotel Partners I, Limited Partnership, the Trustees of General Electric Pension Trust, Richard J. Ferris, Ridge Partners, L.P., Kelrick, Inc., Peter V. Ueberroth, The Ueberroth Family Trust and The Ueberroth Investment Trust for the benefit of Promus Hotel Corporation ("Promus"). Concurrently with the execution of the 1997 Stockholder Agreement, Doubletree, Promus and Parent Holding Corp., a Delaware corporation (the "Parent"), entered into the Agreement and Plan of Merger dated as of September 1, 1997 (the "1997 Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, (i) a newly formed subsidiary of the Parent will be merged with and into Doubletree (the "Doubletree Merger"), and (ii) a second newly formed subsidiary of the Parent will be merged with and into Promus whereby each of Doubletree and Promus will become a wholly owned subsidiary of the Parent and the stockholders of Doubletree and Promus will become stockholders of the Parent. Pursuant to the 1997 Stockholder Agreement, Red Lion, among other things, (i) agreed to vote all of its shares of Doubletree Common Stock in favor of adoption of the 1997 Merger Agreement and approval of the Doubletree Merger and the other transactions contemplated by the 1997 Merger Agreement, and (ii) represented that it did not have any present intention prior to the termination of the 1997 Stockholder Agreement to sell or otherwise dispose of any such shares of Doubletree Common Stock.

                 A copy of the 1997 Stockholder Agreement is attached hereto as
Exhibit 2 and is incorporated herein by reference in its entirety.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of November 18, 1996 by and between Red Lion, a California Limited Partnership, and RLA-GP, Inc., a Delaware corporation, which was filed as
                 Exhibit 1 to Schedule 13D filed on November 18, 1996 and is incorporated herein by reference.

Exhibit 2 Stockholder Support Agreement dated as of September 1, 1997 by GE Investment Management Incorporated, GE Investment Hotel Partners I, Limited Partnership, the Trustees of General Electric Pension Trust, Red Lion, a California Limited Partnership, Richard J. Ferris, Ridge Partners, L.P., Kelrick, Inc., Peter V. Ueberroth, The Ueberroth Family Trust and The Ueberroth Investment Trust to and for the benefit of Promus Hotel Corporation.



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                                   SIGNATURE

                 After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 12, 1997


                                      Red Lion, a California Limited Partnership

                                      By:  RLA-GP, Inc., its General Partner

                                      By: /s/ Michael W. Michelson
                                          --------------------------------------
                                      Name:   Michael W. Michelson
                                      Title:  Executive Vice President


                                      RLA-GP Inc., a Delaware corporation

                                      By: /s/ Michael W. Michelson
                                          --------------------------------------
                                      Name:   Michael W. Michelson
                                      Title:  Executive Vice President





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                                 EXHIBIT INDEX
                                                                           Page
                                                                          Number
                                                                          ------

Exhibit 1 Joint Filing Agreement dated as of November 18, 1996 by and between Red Lion, a California Limited Partnership, and RLA-GP, Inc., a Delaware corporation, which was filed as
            Exhibit 1 to Schedule 13D filed on November 18, 1996 and is incorporated herein by reference.

Exhibit 2 Stockholder Support Agreement dated as of September 1, 1997 by GE Investment Management Incorporated, GE Investment Hotel Partners I, Limited Partnership, the Trustees of General Electric Pension Trust, Red Lion, a California Limited Partnership, Richard J. Ferris, Ridge Partners, L.P., Kelrick, Inc., Peter V. Ueberroth, The Ueberroth Family Trust and The Ueberroth Investment Trust to and for the benefit of Promus Hotel Corporation.



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